UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOVOS BRANDS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

84612U107

(CUSIP Number)

Adam G. Ciongoli

Executive Vice President and

General Counsel, and

Chief Sustainability, Corporate Responsibility and Governance Officer

Campbell Soup Company

One Campbell Place

Camden, New Jersey 08103

with a copy to:

John D. Amorosi

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Campbell Soup Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 34,448,203*
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 34,448,203*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34%*
(14)	Type of reporting person (see instructions) CO
*	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreements (as defined in Item 3), based on 101,318,245 shares of Common Stock outstanding as of August 7, 2023, the Reporting Person may be deemed to have beneficial ownership of 34,448,203 shares of Common Stock, which is equal to approximately 34% of the voting power of issued and outstanding shares of Common Stock as of August 7, 2023. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Campbell Soup Company that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

(1)	Names of reporting persons Premium Products Merger Sub, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 34,448,203*
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 34,448,203*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34% *
(14)	Type of reporting person (see instructions) CO
*	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreements (as defined in Item 3), based on 101,318,245 shares of Common Stock outstanding as of August 7, 2023, the Reporting Person may be deemed to have beneficial ownership of 34,448,203 shares of Common Stock, which is equal to approximately 34% of the voting power of issued and outstanding shares of Common Stock as of August 7, 2023. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Premium Products Merger Sub, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

Schedule 13D

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Sovos Brands, Inc., a Delaware corporation (“Issuer”). Issuer’s principal executive offices are located at 168 Centennial Parkway, Suite 200 Louisville, CO 80027.

Item 2. Identity and Background

This Schedule 13D is being filed by (i) Campbell Soup Company, a New Jersey corporation (“Campbell”), with a principal business address of One Campbell Place, Camden, NJ 08103 and (ii) Premium Products Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, with a principal business address of One Campbell Place, Camden, NJ 08103 (each of Campbell and Merger Sub, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business of Campbell is as a manufacturer and marketer of high-quality, branded food and beverage products. Merger Sub is a wholly owned subsidiary of Campbell, and was recently incorporated for the purpose of the Merger (as defined below) upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below).

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of each Reporting Person (the "Scheduled Persons") that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than Campbell, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of the United States.

During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) by Campbell, Merger Sub and the Voting Parties (as defined below). As a result of Merger Sub being a wholly owned subsidiary, Campbell may be deemed to share beneficial ownership of the Subject Shares (as defined below) that Merger Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreements. The Voting Parties (as defined below) will receive the same consideration per share of Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On August 7, 2023, Campbell, Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Issuer, with Issuer surviving as a wholly owned subsidiary of Campbell (the “Merger”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share of Issuer (“Common Stock”) (other than shares of Common Stock (i) held by Issuer as treasury stock or owned by Campbell or Merger Sub immediately prior to the Effective Time, (ii) held by any subsidiary of either Campbell or Issuer (other than Merger Sub) immediately prior to the Effective Time and (iii) any dissenting Common Stock) will be converted into the right to receive an amount in cash equal to (x) $23.00 per share of Common Stock, without interest; plus (y) if applicable, $0.00182 multiplied by the number of calendar days elapsed after nine months after the date of execution of the Merger Agreement until and excluding the closing date of the Merger (the “Merger Consideration”).

In addition, as of the Effective Time:

•	Each restricted share of Common Stock that is outstanding as of immediately prior to the Effective Time (each, “Issuer Restricted Stock”) will be canceled in exchange for the Merger Consideration; provided that each share of Issuer Restricted Stock which vests solely based on the achievement of a performance condition and for which the applicable performance condition remains unsatisfied (after giving effect to the Merger) shall, in accordance with its existing terms, be forfeited to the Sovos Brands Limited Partnership as of immediately prior to the Effective Time for no consideration to the applicable holder thereof and thereafter shall be converted into the Merger Consideration in accordance with, and subject to the terms of, the Merger Agreement; and

•	Each outstanding award of restricted stock units in respect of shares of Common Stock, including awards of performance-based restricted stock units (each, an “Issuer RSU Award”), that is held by any non-employee director or former service provider of Issuer will be canceled at the Effective Time in exchange for the Merger Consideration. All other Issuer RSU Awards will be converted upon the Effective Time into time-vesting restricted stock unit awards in respect of common stock of Campbell, par value $0.0375 per share, having equivalent value and terms (including time-based vesting schedule). In the case of Issuer RSU Awards subject to a performance-based vesting condition, such performance conditions will be deemed achieved at the target level (i.e., 100%), or if applicable under the existing terms of such awards, the actual level of performance calculated as of the Effective Time (if greater).

The consummation of the Merger (the “Closing”) is subject to certain customary mutual conditions, including (i) the absence of any injunction or other order issued by a court of competent jurisdiction in the United States or applicable law or legal prohibition in the United States that prohibits or makes illegal the consummation of the Merger, (ii) the approval of Issuer’s shareholders holding at least a majority of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement (the “Requisite Issuer Vote”) and (iii) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The obligation of each party to consummate the Merger is also conditioned upon (a) the accuracy of the representations and warranties of the other party as of the Closing (subject to customary materiality qualifiers), (b) compliance by the other party in all material respects with its pre-Closing obligations and covenants under the Merger Agreement and (c) in Campbell’s case, the absence of a material adverse effect with respect to Issuer.

Under the Merger Agreement, Issuer is subject to customary “no-shop” restrictions on Issuer’s ability to solicit alternative acquisition proposals, to furnish information to, and participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision that allows Issuer, under certain specified circumstances, to furnish information to, and participate in discussions or negotiations with, third parties with respect to an unsolicited, written acquisition proposal from another third party if the board of directors of Issuer determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative acquisition proposal either (i) constitutes a superior proposal or (ii) would reasonably be expected to lead to a superior proposal, and that failure to engage in negotiations or discussions with such third parties would be inconsistent with its fiduciary duties. Under the Merger Agreement, Issuer is also required to pay a termination fee of approximately $71 million to Campbell if the Merger Agreement is terminated due to Issuer’s board of directors changing its recommendation, if Issuer terminates the Merger Agreement to enter into an agreement for a Superior Proposal, or if an alternative acquisition proposal has been publicly disclosed (and not withdrawn), the Merger Agreement is terminated and Issuer consummates an alternative acquisition proposal, or signs a definitive agreement for an alternative acquisition proposal (that is subsequently consummated), within twelve months of such termination.

The Merger Agreement contains certain customary termination rights for Issuer and Issuer, including the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before February 7, 2025 (the “End Date”) or on a change of recommendation of the Merger by Issuer’s board of directors.

If the Merger Agreement is terminated by either party because (i) the Merger has not been consummated by the End Date or (ii) a court of competent jurisdiction or other governmental authority in the United States issued an injunction, order or decree that prohibits or makes illegal consummation of the Merger or permanently enjoins Campbell, Merger Sub or Issuer from consummating the Merger, in each case, solely as a result of failure to obtain the expiration or termination of the applicable waiting period relating to the Merger under the HSR Act or the issuance of an injunction, order or decree relating to antitrust laws in the United States, then, in each case, Campbell will be obligated to pay to Issuer a one-time fee equal to $145 million in cash, minus any Reimbursed Expenses (as defined below).

Issuer has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to use reasonable best efforts to carry on its business in all material respects in the ordinary course of business substantially consistent with past practice during the period between the execution of the Merger Agreement and the consummation of the Merger and (ii) not to engage in specified types of transactions or take specified actions during this period unless agreed to in writing by Campbell.

Campbell is required to reimburse Issuer for up to $10 million of the reasonable and documented fees and expenses incurred by Issuer in connection with obtaining (or seeking to obtain) the expiration or termination of the applicable waiting period under the HSR Act (“Reimbursed Expenses”).

If the Merger is consummated, the Common Stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934 as promptly as practicable after the Effective Time.

Voting Agreements

In connection with the execution of the Merger Agreement, Campbell entered into Voting Agreements (the “Voting Agreements”) with each of the members of the board of directors of Issuer who holds Common Stock and certain shareholders named on Annex B hereto (each, a “Voting Party” and together the “Voting Parties”). The Voting Agreements provide that, among other things, the Voting Parties will vote the shares of Common Stock set forth opposite such Voting Party’s name on Schedule A thereto (together, the “Subject Shares”), (i) in favor of the adoption of the Merger Agreement and (ii) against any alternative acquisition proposal. In the aggregate, the Voting Agreements obligate the Voting Parties to vote approximately 34% of the outstanding shares of Common Stock in favor of adoption of the Merger Agreement for so long as Issuer’s board of directors recommends the Merger. Each Voting Party has also agreed to certain restrictions on the transfer of its shares of Common Stock, subject to the terms and conditions set forth in such Voting Party’s Voting Agreement.

Each Voting Agreement provides that it will terminate upon the earliest to occur of (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement, (iii) the written agreement of the parties to the Voting Agreement, (iv) any amendment to, or modification of, the Merger Agreement, as in effect on August 7, 2023, that (A) delays or imposes additional restrictions or conditions on the payment of the merger consideration, (B) imposes any additional conditions on the consummation of the Merger, (C) alters or changes the amount or kind of consideration to be paid to the holders of shares of Common Stock in connection with the Merger (including Terminating Company Restricted Stock Consideration (as defined in the Merger Agreement)), (D) impedes or delays the consummation of the Merger or (E) from and after the adoption of the Merger Agreement by the holders of shares of Common Stock, requires further approval of Issuer’s stockholders under the General Corporation Law of the State of Delaware or (v) the occurrence of any adverse recommendation change with respect to an intervening event.

The foregoing descriptions of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement, the Voting Agreement with certain shareholders named on Exhibit A to the Merger Agreement and the form of Voting Agreement with each of the members of the board of directors of Issuer who hold shares of Common Stock are referenced herein as Exhibits 1, 2 and 3, respectively, and are incorporated by reference into this Item 4.

Campbell required that the Voting Parties agree to enter into the Voting Agreements as a condition to Campbell’s and Merger Sub’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Except as set forth in or incorporated by reference in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons by virtue of the Voting Agreements, the Reporting Persons have not acquired and do not beneficially own any shares of Common Stock. The Reporting Persons are not entitled to any rights as shareholders of Issuer as to the shares of Common Stock covered by the Voting Agreements, except as expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that those persons are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best of the knowledge of either of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock, except that Mr. Daniel L. Poland is the beneficial owner of 6,000 shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Persons, the information required by Item 2 of Schedule 13D for each of the Voting Parties with whom the Reporting Persons may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of Issuer as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Persons hereby disclaim that they constitute a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties.

(c) Neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days.

(d) To the best of the knowledge of the Reporting Persons, no person (other than the Voting Parties) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6. Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of August 7, 2023, by and among Campbell Soup Company, Premium Products Merger Sub, Inc. and Sovos Brands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
2	Voting Agreement, dated as of August 7, 2023, by and among Campbell Soup Company and the stockholders of Sovos Brands, Inc. parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
3	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
4	Joint Filing Agreement, dated as of August 8, 2023, by and between Campbell Soup Company and Premium Products Merger Sub, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2023

CAMPBELL SOUP COMPANY

By:	/s/ Charles A. Brawley, III
	Name:	Charles A. Brawley, III
	Title:	Senior Vice President, Corporate Secretary and Deputy General Counsel

PREMIUM PRODUCTS MERGER SUB, INC.

By:	/s/ Charles A. Brawley, III
	Name:	Charles A. Brawley, III
	Title:	Secretary

Annex A

 Information Concerning Executive Officers and

Directors of Campbell Soup Company

Set forth below are the name and present principal occupation of each director and executive officer of Campbell Soup Company as of the date hereof.  Unless otherwise indicated, (x) the executive officer's or director's business address is located at One Campbell Place, Camden, NJ 08103, (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Campbell as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation & Principal Business Address
Executive Officers
Mark A. Clouse	President and Chief Executive Officer
Carrie L. Anderson	Executive Vice President, Chief Financial Officer
Mick Beekhuizen	Executive Vice President, President Meals & Beverages
Adam G. Ciongoli	Executive Vice President, General Counsel, and Chief Sustainability, Corporate Responsibility and Governance Officer
Christopher D. Foley	Executive Vice President, President Snacks
Diane Johnson May	Executive Vice President, Chief Human Resources Officer
Daniel L. Poland	Executive Vice President, Chief Supply Chain Officer
Anthony J. Sanzio	Executive Vice President, Chief Communications Officer
Craig Slavtcheff	Executive Vice President, Chief R&D and Innovation Officer

Board of Directors
Fabiola R. Arredondo	Founder / Managing Partner, Siempre Holdings
Howard M. Averill	Director, Campbell Soup Company
John P. (JP) Bilbrey	Director, Campbell Soup Company
Mark A. Clouse	President and Chief Executive Officer, Campbell Soup Company
Bennett Dorrance, Jr.	Managing Director, DFE Trust Company
Maria Teresa (Tessa) Hilado	Director, Campbell Soup Company
Grant H. Hill	Co-Owner and Vice Chairman, Atlanta Hawks
Sarah Hofstetter	President, Profitero, Ltd.

Marc B. Lautenbach	Chief Executive Officer, Pitney Bowes Inc.
Mary Alice D. Malone	President, Iron Spring Farm, Inc.
Keith R. McLoughlin	Chairman of the Board, Campbell Soup Company
Kurt T. Schmidt	Director, Campbell Soup Company
Archbold D. van Beuren	Director, Campbell Soup Company

Information Concerning Executive Officers and

Directors of Premium Products Merger Sub, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of Premium Products Merger Sub, Inc. as of the date hereof.  Unless otherwise indicated, (x) the executive officer's or director's business address is located at One Campbell Place, Camden, NJ 08103, (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Campbell as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation & Principal Business Address
Executive Officers
Mark A. Clouse	Chief Executive Officer
Mick Beekhuizen	President
Carrie L. Anderson	Executive Vice President and Chief Financial Officer

Board of Directors
Mick Beekhuizen	President, Premium Products Merger Sub, Inc.

Annex B

Name of Voting Party	Subject Shares
Advent International GPE VIII Limited Partnership	1,112,834
Advent International GPE VIII-B-1 Limited Partnership	1,342,687
Advent International GPE VIII-B-2 Limited Partnership	1,001,104
Advent International GPE VIII-B-3 Limited Partnership	1,563,228
Advent International GPE VIII-B Limited Partnership	3,773,344
Advent International GPE VIII-C Limited Partnership	616,274
Advent International GPE VIII-D Limited Partnership	527,007
Advent International GPE VIII-F Limited Partnership	156,164
Advent International GPE VIII-H Limited Partnership	1,383,679
Advent International GPE VIII-I Limited Partnership	1,286,672
Advent International GPE VIII-J Limited Partnership	1,264,440
Advent International GPE VIII-A Limited Partnership	2,610,311
Advent International GPE VIII-E Limited Partnership	586,943
Advent International GPE VIII-G Limited Partnership	995,520
Advent International GPE VIII-K Limited Partnership	533,731
Advent International GPE VIII-L Limited Partnership	539,142
Advent Partners GPE VIII Limited Partnership	44,028
Advent Partners GPE VIII Cayman Limited Partnership	256,439
Advent Partners GPE VIII-A Limited Partnership	54,860
Advent Partners GPE VIII-A Cayman Limited Partnership	34,164
Advent Partners GPE VIII-B Cayman Limited Partnership	450,597
Noosa Holdco, L.P.	10,333,889
Todd R. Lachman (1)	2,489,589
William R. Johnson	1,434,738
Tamer Abuaita	13,535
Valerie Sheppard	21,642
Vijayanthimala Singh	21,642

(1) Includes 369,828 Subject Shares held by Todd Lachman 2021 Family Trust

Exhibit Index

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of August 7, 2023, by and among Campbell Soup Company, Premium Products Merger Sub, Inc. and Sovos Brands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
2	Voting Agreement, dated as of August 7, 2023, by and among Campbell Soup Company and the stockholders of Sovos Brands, Inc. parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
3	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on August 7, 2023).
4	Joint Filing Agreement, dated as of August 8, 2023, by and between Campbell Soup Company and Premium Products Merger Sub, Inc.